UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K, excluding the section titled “Q4 2020 Outlook”, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444 and 333-215911. 333-219430, 333-226458, 333-233473 and 333-239968).

EXPLANATORY NOTE

On October 27, 2020, Sequans Communications S.A. issued a press release announcing its financial results for the third quarter 2020 ended September 30, 2020.  A copy of the press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

Effective October 20, 2020, Sequans Communications S.A. (the “Company”) modified its organizational structure. Didier Dutronc, previously Chief Marketing Officer, will now be Executive Vice President and General Manager of the Massive IoT business and Bertrand Debray, previously Chief Operating Officer, will now be Executive Vice President and General Manager of the Broadband IoT business. Danny Kedar, previously vice president in charge of the Massive IoT business, joins the executive management team in the role of Chief Operating Officer, with the engineering, technology and operations teams reporting to him. The roles and responsibilities of the remaining members of the executive management team, the CEO, CFO and EVP Worldwide Sales, are unchanged.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated October 27, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: October 27, 2020	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer